# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Audax Private Credit Fund, LLC, CIK 0002033362
CUSIP: 000000000
Title of class of securities: Limited Liability Company Interests, par value $0.001
Address of issuer's principal executive offices: 320 Park Avenue, New York, New York (NY), 10022
Date of event which requires filing of this statement: 08/14/2025
Filed by CIK 0002075450
Persons authorized to receive notices and communications: Jason Scoffield, Audax PDB Management Company, LLC, 320 Park Avenue, New York, New York (NY), 10022, (617) 859-1520

## Reporting persons
- Audax Institutional Feeder, LP (CIK 0002075450): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,917,043.14; shared voting power 0; sole dispositive power 4,917,043.14; shared dispositive power 0; aggregate amount beneficially owned 4,917,043.14 (32.8% of the class)
- Audax Private Credit Business, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,917,043.14; shared voting power 0; sole dispositive power 4,917,043.14; shared dispositive power 0; aggregate amount beneficially owned 4,917,043.14 (32.8% of the class)
- Audax Holdings I, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,917,043.14; shared voting power 0; sole dispositive power 4,917,043.14; shared dispositive power 0; aggregate amount beneficially owned 4,917,043.14 (32.8% of the class)
- Audax Group, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,917,043.14; shared voting power 0; sole dispositive power 4,917,043.14; shared dispositive power 0; aggregate amount beneficially owned 4,917,043.14 (32.8% of the class)
- 101 Huntington Holdings Subsidiary, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,917,043.14; shared voting power 0; sole dispositive power 4,917,043.14; shared dispositive power 0; aggregate amount beneficially owned 4,917,043.14 (32.8% of the class)
- Audax Group Parent, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,917,043.14; shared voting power 0; sole dispositive power 4,917,043.14; shared dispositive power 0; aggregate amount beneficially owned 4,917,043.14 (32.8% of the class)
- 101 Huntington Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,917,043.14; shared voting power 0; sole dispositive power 4,917,043.14; shared dispositive power 0; aggregate amount beneficially owned 4,917,043.14 (32.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Limited Liability Company Interests, par value $0.001
Name of issuer: Audax Private Credit Fund, LLC
Address of issuer's principal executive offices: 320 Park Avenue, New York, New York (NY), 10022
Comment: This Schedule 13D (the "Schedule 13D") relates to the limited liability company interests, par value $0.001 ("Shares"), of Audax Private Credit Fund, LLC (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed on behalf of:

i. Audax Institutional Feeder, LP, a Delaware limited partnership (the "Feeder");

ii. Audax Private Credit Business, LP, a Delaware limited partnership;

iii. Audax Holdings I, L.L.C., a Delaware limited liability company;

iv. Audax Group, L.P., a Delaware limited partnership;

v. 101 Huntington Holdings Subsidiary, LLC, a Delaware limited liability company; and

vi. Audax Group Parent, LP, a Delaware limited partnership; and

vii. 101 Huntington Holdings, LLC, a Delaware limited liability company.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit 99.1.

The principal business address of each of Audax Institutional Feeder, LP and Audax Private Credit Business, LP is 320 Park Avenue, New York, New York 10022. The principal business address of each of Audax Holdings I, L.L.C., Audax Group, L.P., 101 Huntington Holdings Subsidiary, LLC, Audax Group Parent, LP and 101 Huntington Holdings, LLC is 101 Huntington Avenue, Boston, Massachusetts 02199.
Residence or business address: Audax Institutional Feeder, LP is the direct holder of the Shares of the Issuer. Audax Private Credit Business, LP is the general partner of Audax Institutional Feeder, LP. Audax Holdings I, L.L.C. is the general partner of Audax Private Credit Business, LP. Audax Group, L.P. is the sole managing member of Audax Holdings I, L.L.C. 101 Huntington Holdings Subsidiary, LLC is the general partner of Audax Group, L.P. Audax Group Parent, LP is the sole managing member of 101 Huntington Holdings Subsidiary, LLC. 101 Huntington Holdings, LLC is the general partner of Audax Group Parent, LP. 101 Huntington Holdings, LLC is managed by not less than three individuals.
Present principal occupation or employment: The principal business of Audax Institutional Feeder, LP is to acquire, own and dispose of securities. The principal business of Audax Private Credit Business, LP is performing the functions of, and serving as, the general partner of Audax Institutional Feeder, LP and certain affiliates thereof. The principal business of Audax Holdings I, L.L.C. is performing the functions of, and serving as, the general partner of Audax Private Credit Business, LP and certain affiliates thereof. The principal business of Audax Group, L.P. is performing the functions of, and serving as, the sole managing member of Audax Holdings I, L.L.C. and certain affiliates thereof. The principal business of 101 Huntington Holdings Subsidiary, LLC is performing the functions of, and serving as, the general partner of Audax Group, L.P. and certain affiliates thereof. The principal business of Audax Group Parent, LP is performing the functions of, and serving as the sole managing member of 101 Huntington Holdings Subsidiary, LLC and certain affiliates thereof. The principal business of 101 Huntington Holdings, LLC is performing the functions of, and serving as the general partner of Audax Group Parent, LP and certain affiliates thereof. See Item 2(b) above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of each cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 is hereby incorporated by reference into this Item 3.

As of the date hereof, Audax Institutional Feeder, LP holds 4,917,043.14 Shares of the Issuer.

As further described in Item 6 below, on April 10, 2025, Audax Institutional Feeder, LP entered into a subscription agreement with the Issuer (the "Drawdown Subscription Agreement"), pursuant to which Audax Institutional Feeder, LP subscribed for and agreed to purchase Shares with a capital commitment equal to up to $80,793,257.21 (the "Capital Commitment"), $9,036,832.75 of which has been drawn down to date. Pursuant to the Drawdown Subscription Agreement, for the period beginning on April 10, 2025 and ending on April 10, 2026 (the "Interim Period"), Audax Institutional Feeder, LP is required to fund drawdowns to purchase Shares up to the amount of the Capital Commitment periodically each time the Issuer delivers a drawdown notice to Audax Institutional Feeder, LP. The foregoing description of Audax Institutional Feeder, LP's commitment to the Issuer does not purport to be complete and is qualified in its entirety by reference to the Drawdown Subscription Agreement, a form of which is attached hereto and incorporated herein by reference to Exhibit 99.3.

4,559,233.8 Shares were acquired pursuant to a contribution and exchange agreement entered into by the Feeder and certain initial seed investors of the Issuer that invested prior to the Issuer's conversion from a Delaware limited partnership to a Delaware limited liability company on April 10, 2025 (the "Conversion") and paid aggregate consideration of $109,206,742.79 (the "Seed Investors"), pursuant to such Seed Investors' initial seed investments in the Issuer. Specifically, as of the date thereof (prior to Conversion), the Seed Investors transferred their limited partnership interests of the Issuer ("Interests") to Audax Institutional Feeder, LP and, concurrently, subscribed to the Feeder in an amount equal to such Seed Investors' undrawn commitments to the Issuer as of the transfer (the "Remaining Commitment") (collectively, the "Transaction"). Following the Transaction, on April 10, 2025, the Conversion occurred, the Feeder's Interests converted to an equal amount of Shares and the Feeder subscribed to the Issuer in an amount equal to the Seed Investors' aggregate Remaining Commitments, for a commitment of $80,793,257.21.

## Item 4. Purpose of Transaction
Purpose of transaction:
Audax Institutional Feeder, LP acquired the securities reported herein for investment purposes, subject to the following:

The information in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

The Shares reported herein were acquired for investment purposes. Pursuant to the Drawdown Subscription Agreement, Audax Institutional Feeder, LP is obligated to purchase additional Shares from the Issuer from time to time during the Interim Period for an aggregate purchase price not to exceed its Capital Commitment. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

Audax PDB Management Company, LLC (the "Adviser"), a Delaware limited liability company and wholly-owned subsidiary of Audax Management Company (NY), LLC, an affiliate of the Reporting Persons, acts as the Issuer's investment adviser. The Adviser is an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. The Adviser will be responsible for the day-to-day management of the Issuer operating under the direction of the Board of Directors. All of the Issuer's officers and directors, other than the Issuer's independent directors, are employees of the Adviser or its affiliates. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Calculation of the percentage of Shares beneficially owned is based on 14,987,189.75 Shares outstanding as of the date hereof as disclosed by the Issuer to the Reporting Persons.

The aggregate number and percentage of Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Audax Institutional Feeder, LP directly holds 4,917,043.14 Shares. Audax Private Credit Business, LP is the general partner of Audax Institutional Feeder, LP. Audax Holdings I, L.L.C. is the general partner of Audax Private Credit Business, LP. Audax Group, L.P. is the sole managing member of Audax Holdings I, L.L.C. 101 Huntington Holdings Subsidiary, LLC is the general partner of Audax Group, L.P. Audax Group Parent, LP is the sole managing member of 101 Huntington Holdings Subsidiary, LLC. 101 Huntington Holdings, LLC is the general partner of Audax Group Parent, LP. 101 Huntington Holdings, LLC is managed by not less than three individuals.

Each Reporting Person may be deemed to beneficially own the Shares directly held by Audax Institutional Feeder, LP. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 6.

On April 10, 2025, upon Conversion, the Reporting Persons entered into a Limited Liability Company Agreement (the "LLC Agreement") and, as described in Item 3 above, the Drawdown Subscription Agreement with the Issuer. Pursuant to the Drawdown Subscription Agreement, during the Interim Period, the Reporting Persons have agreed and will be required to purchase Shares of the Issuer for an aggregate purchase price of up to $80,793,257.21. Further, the Reporting Persons are required to purchase Shares of the Issuer up to the aggregate amount of the Capital Commitment on the funding date set forth in the capital call notice from the Issuer. The purchase price for future drawdown dates will be at a price per Share equal to the most recent net asset value per Share as determined by the Board, provided that the purchase price is subject to adjustment to the extent required by Section 23 of the Investment Company Act of 1940 Act, as amended (which generally prohibits the Issuer from selling Shares at a price below the then-current net asset value per Share as determined within 48 hours, excluding Sundays and holidays, of such sale, subject to certain exceptions). The Drawdown Subscription Agreement contains customary representations, warranties and covenants of the Issuer and Audax Institutional Feeder, LP, and customary indemnification provisions in favor of the Issuer. The assignability and transferability of the Shares are governed by the LLC Agreement and Drawdown Subscription Agreement.

The foregoing descriptions of the Issuer's LLC Agreement and Drawdown Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to the LLC Agreement and Drawdown Subscription Agreement, copies or forms of which are attached as Exhibit 99.2 and 99.3, respectively, hereto and are incorporated herein by reference.

The Reporting Persons shall vote their Shares in the same proportion as the votes cast by all other holders of the Shares.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or between the Reporting Person and any other person, with respect to the Shares of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D is hereby amended and supplemented as follows:

Exhibit No. Description
99.1 Joint Filing Agreement by and among the Reporting Persons
99.2 Limited Liability Company Agreement of the Issuer (incorporated by reference to Exhibit 3.3 of the Issuer's Form 10, filed on April 23, 2025)
99.3 Form of Drawdown Subscription Agreement of the Issuer

## Signatures
- Audax Institutional Feeder, LP: /s/ Daniel Weintraub, By: Audax Private Credit Business, LP, its general partner, By: Audax Holdings I, L.L.C., its general partner, Daniel Weintraub, Authorized Person (08/14/2025)
- Audax Private Credit Business, LP: /s/ Daniel Weintraub, By: Audax Holdings I, L.L.C., its general partner, Daniel Weintraub, Authorized Person (08/14/2025)
- Audax Holdings I, L.L.C.: /s/ Daniel Weintraub, Daniel Weintraub, Authorized Person (08/14/2025)
- Audax Group, L.P.: /s/ Daniel Weintraub, By: 101 Huntington Holdings Subsidiary, LLC, its general partner, Daniel Weintraub, Authorized Person (08/14/2025)
- 101 Huntington Holdings Subsidiary, LLC: /s/ Daniel Weintraub, Daniel Weintraub, Authorized Person (08/14/2025)
- Audax Group Parent, LP: /s/ Daniel Weintraub, Daniel Weintraub, Authorized Person (08/14/2025)
- 101 Huntington Holdings, LLC: /s/ Daniel Weintraub, Daniel Weintraub, Authorized Person (08/14/2025)